Exhibit 3.2

AMENDMENT TO BYLAWS
ITC HOLDINGS CORP.
February 16, 2011

Pursuant to the approval of the Board of Directors on February 16, 2011 in accordance with Section 12.01 of the Bylaws, Sections 5.02 and 5.11 of the Bylaws of ITC Holdings Corp. are hereby amended and restated in their entirety as follows:

5.02. ELECTION, RESIGNATION, AND REMOVAL.

Unless otherwise provided in the articles of incorporation, directors shall be elected at each annual shareholders meeting, each director to hold office until the next annual shareholders meeting and until the director’s successor is elected and qualified, or until the director’s resignation or removal. Unless otherwise provided in the articles of incorporation, a director may resign by written notice to the Corporation. The resignation is effective on its receipt by the Corporation or at a subsequent time as set forth in the notice of resignation. A director or the entire board of directors may be removed, with or without cause and at any time (with or without a meeting), by vote of the holders of a majority of the shares entitled to vote at an election of directors. Cause for removal is defined as any director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year.

5.11. RETIREMENT POLICY.

The board of directors does not believe it should establish term limits other than the current annual terms of office. However, if the board of directors believes it is necessary that a director should not stand for reelection due to his or her age, the board of directors, through resolution, may act on establishing the appropriate term limit for the particular director.